UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GigaCloud Technology Inc
(Name of Issuer)

Class A Ordinary Shares, par value US$0.05 per share
(Title of Class of Securities)

G38644 103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐     Rule 13d-1(c)

☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 1 of 7

1.	Names of Reporting Persons Red Star Macalline Group Corporation Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 2 of 7

1.	Names of Reporting Persons Hong Kong Red Star Macalline Universal Home Furnishings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 3 of 7

1.	Names of Reporting Persons Jianxing Che
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 4 of 7

Item 1(a).     Name of Issuer:

GigaCloud Technology Inc

Item 1(b).     Address of Issuer’s Principal Executive Offices:

4388 Shirley Avenue, El Monte CA 91731, USA

Item 2(a).     Name of Person Filing:

Red Star Macalline Group Corporation Limited
Hong Kong Red Star Macalline Universal Home Furnishings Limited
Jianxing Che

Item 2(b).     Address or Principal Business Office or, if None, Residence:

The principal business address of Red Star Macalline Group Corporation Limited and the business address of Mr. Jianxing Che is 8F, South Building, Block B, No.2, Lane 1466, Shenchang Road, Minhang District, Shanghai, China

The registered address of Hong Kong Red Star Macalline Universal Home Furnishings Limited is 31/F Tower Two Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Item 2(c).     Citizenship:

Red Star Macalline Group Corporation Limited - People’s Republic of China
Hong Kong Red Star Macalline Universal Home Furnishings Limited - Hong Kong
Jianxing Che - People’s Republic of China

Item 2(d).     Title of Class of Securities:

Class A ordinary shares, par value US$0.05 per share (“Class A Ordinary Shares”).

Item 2(e).     CUSIP Number:

G38644 103.

Item 3.    If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.         Ownership.

Each of the reporting persons named herein beneficially owned none of the Class A Ordinary Shares of the Issuer as of December 31, 2023.

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 5 of 7

Item 5. Ownership of Five Percent or Less of a Class.

Each of the reporting persons named herein ceased to be the beneficial owner of more than five percent of the Class A Ordinary Shares of the Issuer as of December 31, 2023.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2024

Red Star Macalline Group Corporation Limited

By: /s/ Yongda Zheng
Name: Yongda Zheng
Title: Chairman of Board of Directors

Hong Kong Red Star Macalline Universal Home Furnishings Limited

By: /s/ Jianxing Che
Name: Jianxing Che
Title: Director and CEO

Jianxing Che

/s/ Jianxing Che

[Signature Page to Schedule 13G/A]

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value US$0.05 per share, of GigaCloud Technology Inc, a Cayman Islands exempted company with limited liability, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 2, 2024.

Red Star Macalline Group Corporation Limited

By: /s/ Yongda Zheng
Name: Yongda Zheng
Title: Chairman of Board of Directors

Hong Kong Red Star Macalline Universal Home Furnishings Limited

By: /s/ Jianxing Che
Name: Jianxing Che
Title: Director and CEO

Jianxing Che

/s/ Jianxing Che

[Signature Page to 13G/A Joint Filing Agreement]